Mail Stop 0510

      February 28, 2005

By U.S. Mail and facsimile to (330) 966-8120

Mr. Edward A. Barth
Principal Executive and Financial Officer
E and S Holdings, Inc.
5046 E. Boulevard, NW
Canton, OH 44718

Re:	E and S Holdings, Inc.
Form 10-KSB for the year ended May 31, 2004
Form 10-QSB for the period ended November 30, 2004
File No. 000-50101


Dear Mr. Barth:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the year ended May 31, 2004

Exhibit 31.1 and Exhibit 31.2

1. We note that the language in your certifications do not comply with the requirements set forth in Section 302 of the Sarbanes-
Oxley
Act of 2002 and Item 601 (31) of Regulation S-B.

      Specifically, the certifications should read as such:

      I, [identify the certifying individual], certify that:
      (1)	I have reviewed this [specify report] of [identify small
business issuer];
(2)	Based on my knowledge, this report does not contain any
untrue
statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the
circumstances
under which such statements were made, not misleading with respect to
the period covered by this report;
(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all
material respects the financial condition, results of operations
and
cash flows of the small business issuer as of, and for, the
periods
presented in this report;
(4)The small business issuer`s other certifying officer(s) and I are
responsible for establishing and maintaining disclosure controls
and
procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-
15(e))
and internal control over financial reporting (as defined in
Exchange
Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer
and
have:
(a)	Designed such disclosure controls and procedures, or caused
such
disclosure controls and procedures to be designed under our
supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during
the period in which this report is being prepared;
(b)Designed such internal control over financial reporting, or caused
such internal control over financial reporting to be designed under
our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial
statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the small business issuer`s
disclosure controls and procedures and presented in this report our
conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based
on such evaluation; and
(d) Disclosed in this report any change in the small business issuer`s internal control over financial reporting that occurred during the small business issuer`s most recent fiscal quarter (the small business issuer`s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely
to materially affect, the small business issuer`s internal control over financial reporting; and
(5)	The small business issuer`s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer`s auditors and the audit committee of the small business issuer`s board
of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer`s ability to record, process, summarize and report financial
information; and
(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer`s internal control over financial reporting.
Date: _________________
_______________________
[Signature]
_______________________
[Title]

Please note that paragraph 4(b) should not be included at this time, but will be required in your May 31, 2006 annual report which is required to contain management`s internal control report and in all periodic reports filed thereafter.

      Please ensure that your certifications in all future filings comply with these requirements.

			Form 10-QSB for the Period Ended November 30, 2004

Note C-Forgiveness of Debt, page 5

2. We note that you have accounted for the forgiveness of accrued wages, directors` fees, and rent by reducing the respective expense accounts in the current and inception-to-date period statements of operations. Please tell us what accounting literature you referenced in determining that this accounting treatment was appropriate. In addition, please tell us what consideration you gave to accounting for the forgiveness as a capital contribution as described in footnote 1 to paragraph 20 of APB 26.


	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563
or, in her absence, to the undersigned at (202) 824-5373.


      Sincerely,




      John Cash
      Accounting Branch Chief


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Mr. Edward A. Barth
February 28, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE